Mail Stop 6010

August 6, 2007

Horst Zerbe
Chief Executive Officer
IntelGenx Technologies Corp.
6425 Abrams
Quebec, H4S 1X9
Canada

       Re: **IntelGenx Technologies Corp.**
               Registration Statement on Form SB-2, Amendment 1
               Filed July 20, 2007
               File No. 333-143657

Dear Dr. Zerbe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. We note your response to comment 12. However, given the nature and size of this offering, this offering appears to be a primary offering. Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

- file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
- register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S 1);
- identify the selling shareholders as underwriters in the registration statement; and
- include the price at which the underwriters will sell the securities.

2. We note that in response to comment 12, you revised the prospectus to reflect that only 2,142,857 shares are being offered. Please include a revised registration fee table to reflect this fact as well.

Signatures, page 53

3. We note that in response to comment 13, you now include a signature with a caption of "Principal Accounting Officer." However, you deleted the signature with the caption of "Principal Financial Officer." Both signatures are required. Please include the signatures of both your principal accounting officer and your principal financial officer, and ensure that they are captioned as such. See Instructions 1 and 2 to the Signatures section of Form SB-2.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Horst Zerbe
IntelGenx Technologies Corp.
August 6, 2007
Page 3

cc: Richard Raymer
         Hodgson Russ LLP
         150 King Street West, Suite 2309
         Toronto, Ontario M5H 1J9
         Canada